As filed with the Securities and Exchange Commission on November 21, 2003.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A-3

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

PILGRIM’S PRIDE CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	75-1285071
(State of incorporation or organization)	(IRS Employer Identification No.)

110 South Texas Street Pittsburg, Texas	75686-0093
(Address of principal executive offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $.01 per share	New York Stock Exchange, Inc.

Securities to be registered pursuant to Section 12(g) of the Act: None

On November 20, 2003, (i) the stockholders of Pilgrim’s Pride Corporation (the “Company”) approved an amendment (the “Amendment”) to the Company’s Certificate of Incorporation which reclassified each share of the Company’s Class A common stock, par value $.01 per share (the “Class A Common Stock”) and each share of the Company’s Class B common stock, par value $.01 per share (the “Class B Common Stock”) into one share of new Common Stock (the “Common Stock”). The Company filed a Certificate of Amendment to its Certificate of Incorporation with the Secretary of State of Delaware effecting the Amendment on November 21, 2003.

Accordingly, the Company’s Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on September 24, 1986, and amended on July 1, 1998 and July 20, 1999, is hereby amended and restated in its entirety to read as follows:

Item 1.	Description of Registrant’s Securities to be Registered.

The Company is registering hereby its Common Stock (formerly, the Class A Common Stock and the Class B Common Stock).

The Company’s authorized capital stock consists of 5,000,000 shares of Preferred Stock, par value $.01 per share (the “Preferred Stock”) and 160,000,000 shares of Common Stock.

The following summary of certain features of the Common Stock and Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company’s Certificate of Incorporation, as amended, which is included as an exhibit to this Registration Statement and incorporated herein by reference.

COMMON STOCK

Identical Rights. Each share of Common Stock, whether at any particular time the holder thereof is entitled to exercise twenty votes or one, will be identical to all other shares of Common Stock in all respects, and together the shares of Common Stock will constitute a single class of shares of the Company.

Dividends. Subject to the prior rights and preferences, if any, applicable to shares of the Preferred Stock or any series thereof, the holders of shares of Common Stock will be entitled to receive such dividends (payable in cash, stock, or otherwise) as may be declared by the Company’s board of directors (the “Board of Directors”) at any time and from time to time out of any funds of the Company legally available.

Dividends will be paid to the holders of record of the outstanding shares of Common Stock as their names appear on the stock register of the Company on the record date fixed by the Board of Directors in advance of declaration and payment of each dividend. Any shares of Common Stock issued as a dividend will, when so issued, be duly authorized, validly issued, fully paid and non-assessable, and free of all liens and charges.

Notwithstanding anything contained herein to the contrary, no dividends on shares of Common Stock will be declared by the Board of Directors or paid or set apart for payment by the Company at any time that such declaration, payment or setting apart is prohibited by applicable law.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Company, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of the Preferred Stock or any series thereof, the holders of shares of Common Stock will be entitled to receive all of the remaining assets of the Company available for distribution to its stockholders, ratably in proportion to the number of shares of Common Stock held by them. A liquidation, dissolution, or winding-up of the Company, as such terms are used herein, will not be deemed to be occasioned by or to include any consolidation or merger of the Company with or into any other corporation or corporations or other entity or a sale, lease, exchange, or conveyance of all or a part of the assets of the Company.

Voting Rights. The holders of record of Common Stock will be entitled to one vote per share for all purposes, except that a holder of record of a share of Common Stock will be entitled to twenty votes per share on each matter submitted to a vote by the stockholders at a meeting of stockholders for each such share held of record by such holder on the record date for such meeting if, with respect to such share: (i) each and every beneficial owner of such share was the beneficial owner thereof at the effective time of the Reclassification; and (ii) there has been no change in the beneficial ownership of the share at any time after the filing of the Amendment.

A change in beneficial ownership of an outstanding share of Common Stock will be deemed to have occurred whenever a change occurs in any person or group of persons who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares (i) voting power, which includes the power to vote or to direct the voting of such share of Common Stock, (ii) investment power, which includes the power to direct the sale or other disposition of such share of Common Stock, (iii) the right to receive or retain the proceeds of any sale or other disposition of such share of Common Stock, or (iv) the right to receive any distributions, including cash dividends, in respect of such share of Common Stock.

A change in beneficial ownership will not be deemed to have occurred solely as a result of:

(i) any event that occurred prior to the filing of the Amendment pursuant to the terms of any contract (other than a contract for the purchase and sale of shares of Common Stock contemplating prompt settlement), including contracts providing for options, rights of first refusal and similar arrangements in existence at the time of such filing to which any holder of shares of Common Stock is a party;

(ii) any transfer of any interest in a share of Common Stock pursuant to a bequest or inheritance by operation of law upon the death of any individual, or by any other transfer to or primarily for the benefit of family member(s) of the transferor or any trust, partnership or other entity primarily for the benefit of one or more of such family member(s), or pursuant to an appointment of a successor trustee, general partner or similar fiduciary or the grant of a proxy or other voting rights to one or more individuals with respect to any such trust, partnership or other entity, including a gift;

(iii) any change in the beneficiary of any trust or any distribution of a share of Common Stock from trust, by reason of the birth, death, marriage or divorce of any natural person, the adoption of any natural person prior to age 18 or the passage of a given period of time or the attainment by any natural person of a specific age, or the creation or termination of any guardianship or custodial arrangement;

(iv) any transfer of any interest in a share of Common Stock from one spouse to another by reason of separation or divorce or under or pursuant to community property laws or other similar laws of any jurisdiction;

(v) any appointment of a successor trustee, agent, guardian, custodian or similar fiduciary with respect to a share of Common Stock if neither such successor has nor its predecessor had the power to vote or to dispose of such share of Common Stock without further instructions from others;

(vi) any change in the person to whom dividends or other distributions in respect of a share of Common Stock are to be paid pursuant to the issuance or modification of a revocable dividend payment order;

(vii) any transfer of the beneficial ownership of a share of Common Stock from one employee benefit plan of the Company to another employee benefit plan of the Company;

(viii) the grant by any person of the right to vote any shares of which such person is the beneficial owner, provided the agreement, arrangement or understanding to vote such shares arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or

(ix) any event occurring under the Share Voting Agreement, dated as of June 7, 2003, among Lonnie “Bo” Pilgrim, Lonnie Ken Pilgrim and certain affiliated entities and ConAgra Foods, Inc. or any voting agreement to which any such persons or entities are parties entered into in connection with the New York Stock Exchange’s consent to the Reclassification.

As used above, “family member” of a transferor means the transferor’s spouse, ancestors, lineal descendants, siblings and their descendants, aunts and uncles, mother-in-law, father-in-law, sons-in-law, daughters-in-law, brothers-in-law, sisters-in-law and first cousins; and a legally adopted child of an individual will be treated as a child of such individual by blood.

All determinations concerning changes in beneficial ownership, or the absence of any such change, will be made by the Company or, at any time when a transfer agent is acting with respect to the share of Common Stock, by such transfer agent on the Company’s behalf. Written procedures designed to facilitate such determinations will be established by the Company and refined from time to time. Such procedures will provide, among other things, the manner of proof of facts that will be accepted and the frequency with which such proof may be required to be renewed. The Company and any transfer agent will be entitled to rely on all information concerning beneficial ownership of the shares of Common Stock coming to their attention from any source and in any manner reasonably deemed by them to be reliable, but neither the Company nor any transfer agent will be charged with any other knowledge concerning the beneficial ownership of the shares of Common Stock.

A beneficial owner of any share of Common Stock acquired as a direct result of a stock split, stock dividend, reclassification, rights offering or other distribution of shares or rights by the Company with respect to existing shares (“dividend shares”) will be deemed to have been the continuous beneficial owner of such share from the date on which the original shares, with respect to which the dividend shares were issued, were acquired.

The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the Common Stock.

Preemptive Rights; Subscription Rights; Cumulative Voting. Stockholders of the Company will not be entitled to preemptive or subscription rights or to cumulative voting.

PREFERRED STOCK

The authorized Preferred Stock is issuable from time to time, in one or more series, at the discretion of the Board of Directors of the Company. The Board of Directors has authority, without further stockholder approval, to provide for the issuance of Preferred Stock in one or more series, and to determine the designations, rights, preferences and limitations of such series, including the relative ranking with other series, the voting rights, if any, the dividend rate, the redemption and liquidation rights, the conversion rights, if any, and any other rights, preferences, qualifications, limitations or restrictions.

CERTAIN ANTI-TAKEOVER EFFECTS

Preferred Stock. Although the Board of Directors has no present intention to issue Preferred Stock, the issuance of shares of Preferred Stock, or the issuance of rights to purchase Preferred Stock, may have the effect of delaying, deferring or preventing a change in control of the Company or may increase or decrease the number of shares constituting each series.

Section 203 of the Delaware General Corporation Law. Because the Company has not by a provision in its Certificate of Incorporation elected otherwise, it is subject to Section 203 of the Delaware General Corporation Law (“Section 203”), which imposes certain restrictions, described below, on “business combinations” with an “interested stockholder” that could produce anti-takeover effects in certain circumstances. Section 203 defines a business combination to include (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, lease, exchange, mortgage, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation; (iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning

15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Subject to certain exceptions, Section 203 prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless (i) prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (not counting those shares owned by directors who are also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (iii) at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Item 2.	Exhibits.

Exhibit No.	Description of Exhibit

1.	Certificate of Incorporation of the Company, as amended (incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended September 28, 2002 (the “2002 10-K”)).

2.	Certificate of Amendment of Certificate of Incorporation of Pilgrim’s Pride Corporation (filed herewith).

3.	Amended and Restated Corporate Bylaws of the Company (incorporated by reference to Exhibit 3.2 of the Company’s 2002 10-K).

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

PILGRIM’S PRIDE CORPORATION

Date: November 21, 2003	By:	/s/ Richard A. Cogdill

Richard A. Cogdill Executive Vice President, Chief Financial Officer, Secretary and Treasurer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.	Certificate of Incorporation of the Company, as amended (incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended September 28, 2002 (the “2002 10-K”)).

2.	Certificate of Amendment of Certificate of Incorporation of Pilgrim’s Pride Corporation (filed herewith).

3.	Amended and Restated Corporate Bylaws of the Company (incorporated by reference to Exhibit 3.2 of the Company’s 2002 10-K).